Filed pursuant to Rule 433
May 23, 2018

Relating to Preliminary Prospectus Supplement dated May 23, 2018 to
Prospectus dated August 31, 2016
Registration Statement No. 333-213408

Harris Corporation
$850,000,000 4.400% Notes due 2028
Final Term Sheet

Issuer:	Harris Corporation
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa3/BBB-/BBB (Stable/Stable/Stable)
Security Type:	Senior unsecured notes (collectively, the “Notes”)
Principal Amount:	$850,000,000
Trade Date:	May 23, 2018
Settlement Date (T+7):	June 4, 2018(1)
Maturity Date:	June 15, 2028
Interest Payment Dates:	June 15 and December 15 of each year, commencing on December 15, 2018
Public Offering Price:	99.990%, plus accrued and unpaid interest, if any, from June 4, 2018
Yield to Maturity:	4.401%
Benchmark Treasury:	2.875% due May 15, 2028
Spread to Benchmark Treasury:	T+140 basis points
Benchmark Treasury Price and Yield:	98-29+ / 3.001%
Interest Rate:	4.400% per annum
Make-Whole Call:
At any time prior to March 15, 2028 (the date that is three months prior to the maturity date), at a make-whole redemption price equal to the greater of (a) 100% and (b) the make-whole amount at a discount rate equal to the Treasury Rate (as defined in the Prospectus) plus 25 basis points, in each case, plus accrued interest to the date of redemption.

Par Call:	At any time on or after March 15, 2028 (the date that is three months prior to the maturity date), at 100% plus accrued interest to the date of redemption.
Minimum Denomination:	$2,000 x $1,000
CUSIP / ISIN:	413875 AW5 / US413875AW58
Use of Proceeds:
The net proceeds from the offering of the Notes, together with cash on hand, will be used to fund the redemption in full of all of the $400 million aggregate principal amount of the issuer’s 4.40% notes due December 2020 and $400 million aggregate principal amount of the issuer’s 5.55% notes due October 2021 and to pay accrued interest, fees and expenses associated with each such redemption.

Joint Book-Running Managers:
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
HSBC Securities (USA) Inc.
Scotia Capital (USA) Inc.

Co-Managers:	TD Securities (USA) LLC The Williams Capital Group, L.P.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-4 of the preliminary prospectus supplement.
* Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Morgan Stanley & Co. LLC toll free at 1-866-718-1649; Citigroup Global Markets Inc. toll free at 1-800-831-9146; J.P. Morgan Securities LLC collect at 1-212-834-4533; or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.
(1) We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified in this pricing term sheet, which will be the seventh business day following the date of pricing of the notes (this settlement cycle being referred to as ‘‘T+7”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next four succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.